UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Venture Catalyst Incorporated

(Name of Issuer)

Common Stock, $.001 Par Value Per Share

(Title of Class of Securities)

92326Q106

(CUSIP Number)

David D. Johnson, Esq.

Executive Vice President, General Counsel and Secretary

International Game Technology

9295 Prototype Drive

Reno, Nevada 89521

(775) 448-7777

with a copy to:

Andor D. Terner, Esq.

O’Melveny & Myers LLP

610 Newport Center Drive

Suite 1700

Newport Beach, California  92660-6429

(949) 760-9600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 25, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92326Q106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) International Game Technology

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Nevada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None

	8.	Shared Voting Power 1,057,180 (1)

	9.	Sole Dispositive Power None

	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,057,180 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 14.6% (1)

14.	Type of Reporting Person (See Instructions) CO

(1) An aggregate of 1,057,180 shares of Venture Catalyst Incorporated (“VCAT”) common stock are subject to three separate Voting Agreements dated August 25, 2006 (the “Voting Agreements”) entered into by IGT, a wholly owned subsidiary of International Game Technology, and the beneficial owners (collectively, the “Principal Shareholders”) of such shares (discussed in Items 3 and 4 below).  Based upon 7,221,598 shares of VCAT common stock outstanding as of the close of business on August 25, 2006 (as represented by VCAT in the Agreement and Plan of Merger discussed in Items 3 and 4 below), the shares subject to the Voting Agreements represent approximately 14.6% of the outstanding VCAT common stock.  Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by International Game Technology that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Act”), or for any other purpose, and such beneficial ownership is expressly disclaimed.  In addition, International Game Technology expressly disclaims membership in a “group,” as defined in Section 13(d) of the Act, with the Principal Shareholders.

CUSIP No. 92326Q106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) IGT

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Nevada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None

	8.	Shared Voting Power 1,057,180 (2)

	9.	Sole Dispositive Power None

	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,057,180 (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 14.6% (2)

14.	Type of Reporting Person (See Instructions) CO

(2) See footnote (1) above.  Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by IGT that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.  In addition, IGT expressly disclaims membership in a “group,” as defined in Section 13(d) of the Act, with the Principal Shareholders.

Item 1.	Security and Issuer

This statement on Schedule 13D (the “Statement”) relates to the common stock, $.001 par value per share (“Common Stock”), of Venture Catalyst Incorporated, a Utah corporation (“VCAT”).  VCAT’s principal executive offices are located at 591 Camino De La Reina, Suite 418, San Diego, California 92108.

Item 2.	Identity and Background

(a)-(b)  This Statement is being filed on behalf of International Game Technology, a Nevada corporation (the “Company”), and IGT, a Nevada corporation and wholly owned subsidiary of the Company (“IGT”).  The Company and IGT design, develop and manufacture microprocessor-based gaming products and software systems, and have their principal business address and principal offices at 9295 Prototype Drive, Reno, Nevada 89521.

(c)  The name, business address and present principal occupation or employment of each executive officer and director of the Company, and the name, principal place of business and address of any corporation or other organization in which such employment is conducted, are set forth on Schedule A hereto.

The name, business address and present principal occupation or employment of each executive officer and director of IGT, and the name, principal place of business and address of any corporation or other organization in which such employment is conducted, are set forth on Schedule B hereto.

(d)  During the last five years, neither the Company nor IGT nor, to the Company’s or IGT’s knowledge, any person named on Schedule A or B has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  During the last five years, neither the Company nor IGT nor, to the Company’s or IGT’s knowledge, any person named on Schedule A or B was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) To the best knowledge of the Company and IGT, each executive officer or director of the Company and IGT is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

As described in response to Item 4, the Covered Shares (as defined below) to which this Statement relates have not been purchased by the Company or IGT, and thus no funds were used for such purpose.  As an inducement for IGT to enter into the Agreement and Plan of Merger described in Item 4 and in consideration thereof, each of L. Donald Speer, II, Kevin McIntosh, and Greg Shay (collectively, the “Principal Shareholders”) entered into a Voting Agreement, dated August 25, 2006 (collectively, the “Voting Agreements”), with IGT with respect to the Covered Shares.  IGT did not pay additional consideration to the Principal Shareholders in connection with the execution and delivery of the Voting Agreements.  For a description of the Voting Agreements, see Item 4 below, which description is incorporated herein by reference in response to this Item 3.

Item 4.	Purpose of Transaction

As an inducement for IGT to enter into the Merger Agreement (as defined below), the Principal Shareholders entered into the Voting Agreements.  The purpose of the Voting Agreements is to facilitate the consummation of the transactions contemplated by the Merger Agreement.

Merger Agreement

On August 25, 2006, IGT, Mariposa Acquisition Corp., a Utah corporation and a direct wholly owned subsidiary of IGT (“Merger Sub”), and VCAT entered into an Agreement and Plan of Merger (the “Merger Agreement”).  Pursuant to the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub will merge with and into VCAT (the “Merger”), with VCAT continuing as the surviving corporation after the Merger.  As a result of the Merger, VCAT will become a wholly owned subsidiary of IGT.  The Boards of Directors of IGT and VCAT approved the Merger and the Merger Agreement.

At the effective time of the Merger (the “Effective Time”), by virtue of the Merger and without any action on the part of the holder of any shares of the capital stock of VCAT, each share of Common Stock issued and outstanding immediately prior to the Effective Time (other than any dissenting shares) will be converted into the right to receive, without interest, $2.58 in cash (the “Merger Consideration”).  Also at the Effective Time, each option granted by VCAT to purchase shares of Common Stock (a “Stock Option”) which is outstanding and unexercised immediately prior to the Effective Time, whether vested or unvested, shall by virtue of the Merger and without any action on the part of any holder of any Stock Option, be cancelled and the holder thereof will receive within 10 business days of the Effective Time a cash payment with respect thereto equal to the product of (a) the excess, if any, of the Merger Consideration over the exercise price per share of such Stock Option, and (b) the number of shares of Company Common Stock issuable upon exercise of such Stock Option.

It is anticipated that upon consummation of the Merger, the directors of the surviving corporation will be the current directors of the Merger Sub and the initial officers of the surviving corporation will be the officers of the Merger Sub, until their respective successors are duly elected or appointed and qualified.

Upon consummation of the Merger, the Articles of Incorporation of Merger Sub as in effect immediately prior to the Merger will be the Articles of Incorporation of the surviving corporation until thereafter amended as provided by Utah law and such Articles of Incorporation.  Upon consummation of the Merger, the Bylaws of the Merger Sub as in effect immediately prior to the Merger will be the Bylaws of the surviving corporation until thereafter amended.

Voting Agreements

In connection with the execution of the Merger Agreement, on August 25, 2006, IGT entered into individual Voting Agreements with each of the Principal Shareholders, pursuant to which the Principal Shareholders agreed to vote or cause to be voted all shares of capital stock of VCAT owned of record or beneficially owned or held in any capacity by them (the “Covered Shares”) or under their control, by proxy or otherwise, in favor of the Merger and other transactions provided for in or contemplated by the Merger Agreement and against any inconsistent proposals or transactions.  The Principal Shareholders also irrevocably appointed, for the term of the Voting Agreements, Thomas J.

Matthews and David D. Johnson, executive officers of IGT, or either of them acting alone, as proxy to vote for and on behalf of the Principal Shareholders (including, without limitation, the taking of action by written consent) such shares, for the matters and in the manner contemplated in the Voting Agreements.

Subject to the terms of the Voting Agreements, the Principal Shareholders also agreed not to sell, transfer, pledge or otherwise dispose of any of the Covered Shares or interest therein (including the granting of a proxy to any person) prior to the Merger, without the express written consent of IGT.  The Voting Agreements will terminate upon the earlier of (a) 180 days after August 25, 2006, or such later date, if any, to which IGT or VCAT extend the date specified in Section 7.1(e) of the Merger Agreement and (b) upon termination of the Merger Agreement by VCAT pursuant to Section 7.1(h) of the Merger Agreement.

The foregoing descriptions of the Merger Agreement and the Voting Agreements do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements, which are filed as Exhibits 2 thru 5 to this Statement and incorporated herein by reference.

Except as set forth in this Statement, the Merger Agreement and the Voting Agreements, neither the Company nor IGT has any present plans or proposals which relate to or would result in any actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a)-(b)  According to VCAT’s representations in the Merger Agreement, there were issued and outstanding 7,221,598 shares of Common Stock as of the close of business on August 25, 2006.  As of the date hereof, 1,057,180 of such shares, representing approximately 14.6% of the outstanding shares of Common Stock of VCAT, are beneficially owned, in the aggregate, by the Principal Shareholders.  Based on the terms of the Voting Agreements (as described in Item 4), IGT may be deemed to share voting power over the shares beneficially owned by the Principal Shareholders.  Other than to the extent they may be deemed to by virtue of the Voting Agreements, neither the Company nor IGT has (i) sole or shared power to vote or direct the vote of, or to dispose or direct the disposition of, any VCAT Common Stock or (ii) any rights of a shareholder of VCAT.  Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission by the Company or IGT that either of them is the beneficial owner of any of the Common Stock referred herein for purposes of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.  In addition, the Company and IGT expressly disclaim membership in a “group,” as defined in Section 13(d) of the Act, with the Principal Shareholders.

Except as set forth in this Item 5, neither the Company nor IGT nor, to the best knowledge of the Company and IGT, any individual named as an executive officer or director on Schedule A and B, beneficially owns any shares of Common Stock.

(c)  Except for the Merger Agreement and the Voting Agreements, and the transactions contemplated by those agreements, neither the Company nor IGT nor, to the best of the Company and IGT’s knowledge, any person named on Schedule A and B has effected any transaction in VCAT Common Stock during the past 60 days.

(d)  Except for the Merger Agreement and the Voting Agreements, and the transactions contemplated by those agreements, neither the Company nor IGT nor, to the best of the Company and IGT’s knowledge, any person named on Schedule A and B has the right to receive or power to direct the receipt of dividends from, or the proceeds from the sale of, the Covered Shares.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as described in Items 3, 4 and 5, to the Company and IGT’s knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between any of the persons named on Schedule A and B and any person with respect to any securities of VCAT, including, without limitation, the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies or any pledge or contingency, the occurrence of which would give another person voting or investment power over the securities of VCAT.

Item 7.	Material to Be Filed as Exhibits

Exhibit Number	Exhibit Name

1.	Joint Filing Agreement, dated August 31, 2006, by and between International Game Technology and IGT

2.	Voting Agreement, dated August 25, 2006, by and between IGT and L. Donald Speer, II

3.	Voting Agreement, dated August 25, 2006, by and between IGT and Kevin McIntosh

4.	Voting Agreement, dated August 25, 2006, by and between IGT and Greg Shay

5.	Agreement and Plan of Merger, dated August 25, 2006, by and among IGT, Mariposa Acquisition Corp. and VCAT

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 31, 2006

INTERNATIONAL GAME TECHNOLOGY

	By:	/s/ David D. Johnson
Name: David D. Johnson
Title: Executive Vice President,
General Counsel and Secretary

IGT

	By:	/s/ David D. Johnson
Name: David D. Johnson
Title: Executive Vice President,
General Counsel and Secretary

Schedule A

Set forth below is a list of the directors and executive officers of International Game Technology setting forth the business address and present principal occupation or employment, and the name and address of any corporation or organization in which such employment is conducted, of each person.

Name	Business Address	Present Principal Occupation or Employment	Name & Address of Corporation or other Organization In Which Employed

Neil Barsky	810 7th Avenue 39th Floor New York, NY 10019	Founder and Managing Partner of Alson Capital Partners and Director of International Game Technology	Alson Capital Partners 810 7th Avenue 39th Floor New York, NY 10019

Robert A. Bittman	9295 Prototype Drive Reno, Nevada 89521	Executive Vice President, Product Strategy and Director of International Game Technology	International Game Technology 9295 Prototype Drive Reno, Nevada 89521

Richard R. Burt	1275 Pennsylvania Ave NW, 10th Floor Washington, DC 20004	Chairman of Diligence LLC and Director of International Game Technology	Diligence LLC 1275 Pennsylvania Ave NW, 10th Floor Washington, DC 20004

Patti S. Hart	9295 Prototype Drive Reno, Nevada 89521	Retired and Director of International Game Technology	International Game Technology 9295 Prototype Drive Reno, Nevada 89521

Leslie S. Heisz	1999 Avenue of the Stars, Suite 1140 Los Angeles, CA 90067	Managing Director of Lazard Freres & Co. LLC and Director of International Game Technology	Lazard Freres & Co. LLC 1999 Avenue of the Stars, Suite 1140 Los Angeles, CA 90067

David D. Johnson	9295 Prototype Drive Reno, Nevada 89521	Executive Vice President, General Counsel, Secretary	International Game Technology 9295 Prototype Drive Reno, Nevada 89521

Thomas J. Matthews	9295 Prototype Drive Reno, Nevada 89521	President, Chief Executive Officer, Chief Operating Officer and Director of International Game Technology	International Game Technology 9295 Prototype Drive Reno, Nevada 89521

Robert A. Mathewson	9295 Prototype Drive Reno, Nevada 89521	President of RGC, Inc. and Director of International Game Technology	International Game Technology 9295 Prototype Drive Reno, Nevada 89521

Robert Miller	900 So. Pavillion Center Drive Las Vegas, Nevada 89144	Principal of Dutko Worldwide and Director of International Game Technology	Dutko Worldwide 900 So. Pavillion Center Drive Las Vegas, Nevada 89144

Maureen T. Mullarkey	9295 Prototype Drive Reno, Nevada 89521	Executive Vice President, Chief Financial Officer, Treasurer	International Game Technology 9295 Prototype Drive Reno, Nevada 89521

Frederick B. Rentschler	9295 Prototype Drive Reno, Nevada 89521	Retired and Director of International Game Technology	International Game Technology 9295 Prototype Drive Reno, Nevada 89521

Schedule B

Set forth below is a list of the directors and executive officers of IGT setting forth the business address and present principal occupation or employment, and the name and address of any corporation or organization in which such employment is conducted, of each person.

Name	Business Address	Present Principal Occupation or Employment	Name & Address of Corporation or other Organization In Which Employed

Thomas J. Matthews	9295 Prototype Drive Reno, Nevada 89521	Chief Executive Officer, Chief Operating Officer, President and Director of IGT	International Game Technology 9295 Prototype Drive Reno, Nevada 89521

David D. Johnson	9295 Prototype Drive Reno, Nevada 89521	Executive Vice President, General Counsel, Secretary and Director of IGT	International Game Technology 9295 Prototype Drive Reno, Nevada 89521

Maureen T. Mullarkey	9295 Prototype Drive Reno, Nevada 89521	Executive Vice President, Chief Financial Officer, Treasurer	International Game Technology 9295 Prototype Drive Reno, Nevada 89521